Exhibit 99.1

GSX Techedu Announces First Quarter of 2021 Unaudited Financial Results

Beijing, May 26, 2021 —GSX Techedu Inc. (NYSE: GOTU) (the “Company”), a leading online K-12 large-class after-school tutoring service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights1

•	Net revenues was RMB1,940.3 million, a 49.5% year-over-year increase.

•	Net revenues of online K-12 courses increased 62.2% year-over-year to RMB1,816.3 million.

•	Gross billings[2] was RMB1,181.3 million, compared with gross billings of RMB1,374.4 million in the same period of 2020, decreasing 14.0%.

•	Gross billings of online K-12 courses was RMB 1,002.6 million, compared with gross billings of RMB1,090.6 million in the same period of 2020, decreasing 8.1%.

•	Paid course enrollments[3] was 767 thousand, compared with 774 thousand in the same period of 2020, decreasing 0.9%.

•	Paid course enrollments of online K-12 was 632 thousand, compared with 647 thousand in the same period of 2020, decreasing 2.3%.

•	Net loss was RMB1,425.9 million, compared with net income of RMB148.0 million in the same period of 2020.

•	Non-GAAP net loss was RMB1,329.4 million, compared with non-GAAP net income of RMB190.7 million in the same period of 2020.

•	Deferred revenue was RMB1,896.5 million, compared with RMB2,733.7 million as of December 31, 2020.

First Quarter 2021 Key Financial and Operating Data

(In thousands of RMB, except for paid course enrollments and percentages)

	Three Months Ended March 31,
	2020	2021	Pct. Change
Net revenues	1,297,580	1,940,343	49.5%

K-12 courses	1,120,089	1,816,271	62.2%
Foreign language, professional, admission and other services	177,491	124,072	(30.1%)
Gross billings	1,374,399	1,181,342	(14.0%)

K-12 courses	1,090,592	1,002,612	(8.1%)
Foreign language, professional, admission and other services	283,807	178,730	(37.0%)
Paid course enrollments (In thousands)	774	767	(0.9%)

K-12 courses	647	632	(2.3%)
Foreign language, professional, admission and other services	127	135	6.3%
Net income (loss)	147,988	(1,425,919)	NM
Non-GAAP net income (loss)	190,741	(1,329,420)	NM

[1]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income (loss) from operations, non-GAAP net income (loss) exclude share-based compensation expenses.

[2]

Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See “About Non-GAAP Financial Measures” and “Reconciliations of non-GAAP measures to the most comparable GAAP measures” elsewhere in this press release.

[3]

Paid course enrollments for a certain period refer to the cumulative number of paid courses enrolled in and paid for by our students, including multiple paid courses enrolled in and paid for by the same student. Paid courses refer to our courses that are charged not less than RMB99.0 per course in fees.

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “Since the end of last year, we have been reinforcing our efforts to control our selling expenses, while expanding our investments on teaching content, technology, and teaching talent. We have always believed that the core of ‘online education’ is ‘education’, rather than ‘online’. Extensive traffic growth no longer works for this industry, while every player has to compete by refining operations. As a company that prioritizes efficiency, we have decided to return to the core of education, return to quality-driven growth, and return to profitability over the longer-term. We will adhere to our long-term philosophy, adhere to our focus on continually improving efficiency and quality, adhere to our highest priority of satisfying each student and parent we serve, and adhere to expansive investments in our technology and education quality. The social impact of online education is significant, profound, and essential to society. We will uphold our original aspiration and beliefs about education, shoulder our responsibility in advancing social progress and promoting equal access to education, and dedicate ourselves to bringing quality education resources to more and more families.”

Shannon Shen, CFO of the Company, added, “Following the successful integration of our K-12 businesses under the Gaotu K12 brand last September, recently we further integrated our foreign language, professional, admission and other services businesses under the Gaotu Professional brand. Going forward, we will return to a focus on healthy and profitable growth. We firmly believe that the education industry can achieve sustainable growth only when students are given a chance to grow healthily both in mind and body. We will continue to invest heavily on localized and stratified courses, teaching content, instructors and tutors, as well as research and development, to establish a long-term moat and adhere to a long-term philosophy.”

Financial Results for the First Quarter of 2021

Net Revenues

Net revenues reached RMB1,940.3 million, a 49.5% increase from RMB1,297.6 million in the first quarter of 2020. The increase was mainly driven by the growth in paid course enrollments for K-12 courses in the fourth quarter of 2020, which was contributed by both first-time paid course enrollments and retention of existing students. The net revenues in the first quarter of 2021 was partially attributable to the paid course enrollments of the fourth quarter of 2020.

Cost of Revenues

Cost of revenues rose by 101.7% to RMB571.5 million from RMB283.3 million in the first quarter of 2020, mainly due to the increased recruitment of instructors and tutors, the increase in compensation for attracting and retaining high quality teaching staff, as well as the increase in learning material cost and rental expenses.

Gross Profit and Gross Margin

Gross profit increased 35.0% to RMB1,368.8 million from RMB1,014.3 million in the first quarter of 2020. Gross profit margin decreased to 70.5% from 78.2% in the same period of 2020. The decrease was primarily due to the increase in compensation for instructors and tutors, simultaneously resulting from the increased number of them and more competitive salaries provided, to attract excellent talents to improve teaching quality and students’ learning experience, which would lay a solid foundation for the company’s long-term development.

Non-GAAP gross profit increased by 35.5% to RMB1,393.6 million from RMB1,028.2 million in the same period of 2020. Non-GAAP gross profit margin decreased to 71.8% from 79.2% in the same period of 2020.

Operating Expenses

Operating expenses were RMB2,871.4 million, which increased from RMB922.4 million in the first quarter of 2020.

Selling expenses increased to RMB2,288.7 million from RMB757.2 million in the first quarter of 2020. The increase was primarily a result of higher marketing expenses to expand user base and enhance our brands, and an increase in compensation to sales and marketing staff.

Research and development expenses increased by 267.3% to RMB365.1 million, from RMB99.4 million in the first quarter of 2020. The increase was primarily due to an increase in the number of education content development professionals and technology development personnel, as well as an increase in compensation for such staff.

General and administrative expenses increased to RMB217.6 million from RMB65.8 million in the first quarter of 2020. The increase in general and administrative expenses was mainly due to an increase in the number of general and administrative personnel, an increase in compensation paid to such staff, and an increase in internal independent review fees.

Income (Loss) from Operations

Loss from operations was RMB1,502.6 million, compared with the income from operations of RMB91.9 million in the first quarter of 2020. The decrease was primarily due to higher spending in sales and marketing activities to extend volume growth and strengthen brand perception.

Non-GAAP4 loss from operations was RMB1,406.1 million, compared with non-GAAP income from operations of RMB134.7 million in the first quarter of 2020.

[4]

For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release. Non-GAAP income (loss) from operations, exclude share-based compensation expenses.

Interest Income and Realized Gains from Investment

Interest income and realized gains from investments, on aggregate, increased by 81.7% to RMB22.9 million, from RMB12.6 million in the first quarter of 2020. This increase was primarily due to an increase of cash, cash equivalents and short-term wealth management investments, as well as the realization of gains generated from short-term and long-term wealth management investments during this quarter.

Other Income

Other income was RMB44.9 million, compared with other income of RMB61.9 million in the first quarter of 2020. Other income in the first quarter of 2021 primarily consisted of the value-added tax exemption offered by the government, partially offset by the related cost, during the COVID-19 outbreak, which amounted to RMB44.6 million.

Net Income (Loss)

Net loss was RMB1,425.9 million, compared with net income of RMB148.0 million in the first quarter of 2020.

Non-GAAP net loss was RMB1,329.4 million, compared with non-GAAP net income of RMB190.7 million in the first quarter of 2020.

Cash Flow

Net operating cash outflow for the first quarter of 2021 was RMB2,095.3 million. The outflow of net operating cash this quarter was primarily due to higher marketing expenses paid to improve our market share and brand awareness, and an increase in compensation. Cash used in capital expenditures was RMB196.5 million, primarily due to an installment payment of RMB100.6 million for the Zhengzhou properties purchases.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were RMB5.58 and RMB5.58, respectively, in the first quarter of 2021.

Non-GAAP basic and diluted net loss per ADS, were RMB5.20 and RMB5.20, respectively, in the first quarter of 2021.

Share Outstanding

As of March 31, 2021, the Company had 170,392,812 ordinary shares outstanding.

Cash and Cash Equivalents, Restricted Cash, Short-term Investments and Long-term Investments

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term investments of RMB5,909.2 million in the aggregate, compared with a total of RMB8,217.2 million of cash and cash equivalents, short-term investments and long-term investments as of December 31, 2020.

Deferred Revenue

As of March 31, 2021, the Company’s deferred revenue balance was RMB1,896.5 million, compared with RMB2,733.7 million as of December 31, 2020. Deferred revenue primarily consisted of tuition collected in advance.

Other Payables

As of March 31, 2021, other payables in non-current liabilities totaled RMB26.6 million, all of which were payables related to the purchase of the Zhengzhou properties.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of 2021 are expected to be between RMB2,140 million and RMB2,158 million, representing an increase of 30% to 31% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call on Wednesday, May 26, 2021, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

US: 1-888-317-6003

Hong Kong: 800-963976

Mainland China: 4001-206115

Passcode: 6273380

A telephone replay will be available two hours after the conclusion of the conference call through June 2, 2021. The dial-in details are:

International: 1-412-317-0088

US: 1-877-344-7529

Passcode: 10156381

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2021 and the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About GSX Techedu Inc.

GSX Techedu is a technology-driven education company and leading online K-12 large-class after-school tutoring service provider in China. The Company offers K-12 courses covering all primary and secondary grades through the brand Gaotu K12 as well as foreign language, professional and admission courses through the brand Gaotu Professional. The Company adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates each aspect of the Company’s business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered over usually no more than 60 classes for K-12 courses. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.5518 to USD1.0000, the effective noon buying rate for March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2021, or at any other rate.

For further information, please contact:

GSX Techedu Inc.

Ms. Sandy Qin, CFA

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gsx@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	355,224	2,910,583	444,242
Restricted cash	—	23,506	3,587
Short-term investments	7,331,268	2,448,543	373,721
Inventory	48,074	51,352	7,838
Prepaid expenses and other current assets	722,682	831,319	126,884

Total current assets	8,457,248	6,265,303	956,272

Non-current assets
Operating lease right-of-use assets	806,591	878,285	134,052
Property, equipment and software, net	704,338	766,455	116,984
Land use rights, net	28,983	28,781	4,393
Long-term investments	530,729	526,578	80,372
Deferred tax assets	48,324	55,796	8,516
Rental deposit	51,499	52,440	8,004
Other non-current assets	58,080	56,899	8,684

Total ASSETS	10,685,792	8,630,537	1,317,277

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB623,002 and RMB533,004 as of December 31, 2020 and March 31, 2021, respectively)	1,315,502	1,382,872	211,067
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	2,724,614	1,887,423	288,077
Current portion of operating lease liabilities (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB125,986 and RMB171,558 as of December 31, 2020 and March 31, 2021, respectively)	152,622	200,225	30,560
Income tax payable of the consolidated VIE without recourse to the Group	4,654	4,654	710

Total Current liabilities	4,197,392	3,475,174	530,414

GSX Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	9,125	9,105	1,390
Non-current portion of operating lease liabilities (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB527,692 and RMB580,005 as of December 31, 2020 and March 31, 2021, respectively)	644,143	670,604	102,354
Deferred tax liabilities of the consolidated VIE without recourse to the Group	78,697	76,248	11,638
Other payables of the consolidated VIE without recourse to the Group	26,580	26,580	4,057

TOTAL LIABILITIES	4,955,937	4,257,711	649,853

SHAREHOLDERS’ EQUITY
Ordinary shares	113	113	17
Treasury stock, at cost	(139,572)	—	—
Additional paid-in capital	7,595,049	7,568,841	1,155,231
Accumulated other comprehensive loss	(59,905)	(104,379)	(15,931)
Statutory reserve	40,380	40,380	6,163
Accumulated deficit	(1,706,210)	(3,132,129)	(478,056)

TOTAL SHAREHOLDERS’ EQUITY	5,729,855	4,372,826	667,424

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	10,685,792	8,630,537	1,317,277

GSX Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net Revenues:	1,297,580	1,940,343	296,154
Online K-12 Courses	1,120,089	1,816,271	277,217
Foreign language, professional and admission	174,186	123,086	18,787
Other services	3305	986	150
Cost of revenues	(283,250)	(571,502)	(87,228)

Gross profit	1,014,330	1,368,841	208,926

Operating expenses
Selling expenses	(757,234)	(2,288,710)	(349,325)
Research and development expenses	(99,410)	(365,110)	(55,727)
General and administrative expenses	(65,756)	(217,615)	(33,215)

Total operating expenses	(922,400)	(2,871,435)	(438,267)

Income (loss) from operations	91,930	(1,502,594)	(229,341)

Interest income	245	14,085	2,150
Realized gains from investments	12,353	8,810	1,345
Other income	61,931	44,887	6,851

Income (loss) before provision for income tax and share of results of equity investees	166,459	(1,434,812)	(218,995)

Income tax (expenses) benefits	(17,992)	9,810	1,497
Share of results of equity investees	(479)	(917)	(140)

Net income (loss)	147,988	(1,425,919)	(217,638)

Net income (loss) attributable to GSX Techedu Inc.’s ordinary shareholders	147,988	(1,425,919)	(217,638)

Net income (loss) per ordinary share
Basic	0.93	(8.37)	(1.28)
Diluted	0.88	(8.37)	(1.28)

Net income (loss) per ADS
Basic	0.62	(5.58)	(0.85)
Diluted	0.59	(5.58)	(0.85)

Weighted average shares used in net income per share
Basic	159,113,826	170,329,724	170,329,724
Diluted	167,849,627	170,329,724	170,329,724

Note: Three ADS represents two ordinary shares.

GSX Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	1,297,580	1,940,343	296,154

Less: other revenues(1)	—	393	60
Add: VAT and surcharges	77,572	114,923	17,541
Add: ending deferred revenue	1,338,791	1,896,528	289,467
Add: ending refund liability	52,659	84,389	12,880
Less: beginning deferred revenue	1,337,636	2,733,739	417,250
Less: beginning refund liability	54,567	120,709	18,424

Gross billings (non-GAAP)	1,374,399	1,181,342	180,308

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Gross profit	1,014,330	1,368,841	208,926
Share-based compensation expense in cost of revenues	13,844	24,781	3,782

Non-GAAP gross profit	1,028,174	1,393,622	212,708

Income (loss) from operations	91,930	(1,502,594)	(229,341)
Share-based compensation expenses	42,753	96,499	14,729

Non-GAAP income (loss) from operations	134,683	(1,406,095)	(214,612)

Net income (loss)	147,988	(1,425,919)	(217,638)
Share-based compensation expenses	42,753	96,499	14,729

Non-GAAP net income (loss)	190,741	(1,329,420)	(202,909)